Exhibit 99.1

Star Fashion Culture Holdings Limited Announces First Half 2026 Unaudited Financial Results

HONG KONG, May 29, 2026 — Star Fashion Culture Holdings Limited (“STFS” or the “Company”) (NASDAQ: STFS), a content marketing solutions services provider with principal operations and geographic markets in the People’s Republic of China (“PRC”), today announced its unaudited financial results for the six months ended December 31, 2025.

Overview:

●	Revenue increased by approximately RMB22.2 million, or 33.1%, from approximately RMB66.9 million for the six months ended December 31, 2024, to approximately RMB89.0 million (US$12.7 million) for the six months ended December 31, 2025.

●	Net loss increased by RMB2.7 million, or 98.9%, from net loss of RMB2.7 million for the six months ended December 31, 2024 to net loss of RMB5.4million (US$0.8 million) for the six months ended December 31, 2025.

Six Month Financial Results Ended December 31, 2025

Revenue. Revenue increased by approximately RMB22.2 million, or 33.1%, from approximately RMB66.9 million for the six months ended December 31, 2024, to approximately RMB89.0 million (US$12.7 million) for the six months ended December 31, 2025, primarily attributable to (i) Revenues from our offline advertising services decreased by 100%, from RMB1.1 million for the six months ended December 31, 2024 to nil for the six months ended December 31, 2025, which was primarily due to the discontinuation of our offline advertising business; (ii) Revenues from our online precision marketing services grew by RMB23.3 million, or 92.7%, from RMB25.1 million for the six months ended December 31, 2024 to RMB48.4 million (US$6.9 million) for the six months ended December 31, 2025. This growth was primarily due to a growing share of client advertising budgets being redirected from traditional channels to online precision marketing, which directly boosted our service revenue.

Cost of Revenues. Cost of revenues increased by RMB19.2 million, or 31.0%, from RMB62.1 million for the six months ended December 31, 2024 to RMB81.4 million (US$11.6 million) for the six months ended December 31, 2025 primarily attributable to (i) Our cost of revenues for marketing campaign planning and execution increased by approximately RMB1.8 million, or 4.6%, from RMB38.4 million for the six months ended December 31, 2024 to RMB40.2 million (US$5.7 million) for the six months ended December 31, 2025,which which was primarily due to increased market competition, resulting in a slight increase in the corresponding marketing campaign costs. (ii) Our cost of revenues for offline advertising decreased by approximately RMB1.0 million, or 100%, from RMB1.0 million for the six months ended December 31, 2024 to nil for the six months ended December 31, 2025 which was in line with the decrease in offline advertising revenues. (iii) Our cost of revenues for online precision marketing increased by approximately RMB18.5 million, or 81.3%, from RMB22.7 million for the six months ended December 31, 2024 to RMB41.2 million (US$5.9 million) for the six months ended December 31, 2025. The increase was in line with the increase in revenues from online precision marketing.

Gross Profit

Our gross profit increased by RMB2.9 million, or 61.2%, from RMB4.8 million for the six months ended December 31, 2024 to RMB7.7 million (US$1.1 million) for the six months ended December 31, 2025. The overall gross profit margin increased from 7.1% to 8.6% during the same period primarily attributable to (i)Gross profit margin of our marketing campaign planning and execution decreased from 5.6% for the six months ended December 31, 2024 to 1.2% for the six months ended December 31, 2025 . The decrease was mainly attributable to the varied profit margin of different types of events, and the profit margin held during the six months ended December 31, 2025 is decreased. (ii) Gross profit margin of our offline advertising decreased from 8.4% for the six months ended December 31, 2024 to nil for the six months ended December 31, 2025, which was primarily due to the discontinuation of our offline advertising business.(iii) Gross profit margin of our precision marketing increased from 9.5% for the six months ended December 31, 2024 to 14.9% for the six months ended December 31, 2025 , which was primarily due to the recognition of our quality and service, enabling a recovery in profit margin.

Operating Expenses. Operating expenses increased from RMB7.8 million for the six months ended December 31, 2024 to RMB12.9 million (US$1.8 million) for the six months ended December 31, 2025, representing a growth of 65.9%. This increase was primarily attributable to the increase in general and administrative expenses.

Selling and marketing expenses. Selling and marketing expenses decreased by RMB2.4 million, or 49.6%, from RMB4.8 million for the six months ended December 31, 2024 to RMB2.4 million (US$0.3 million) for the six months ended December 31, 2025, which was primarily due to the business growth achieved in the current period, eliminating the need for further marketing expenditures.

General and administrative expenses. General and administrative expenses increased by RMB7.5 million, or 255.2%, from RMB2.9 million for the six months ended December 31, 2024 to RMB10.4 million (US$1.5 million) for the six months ended December 31, 2025, which was primarily attributable to (i)We made RMB4.3 million bad debt provision made for the slow accounts receivable collection. (ii)RMB2.6 million for corporate advisory consulting fees and project management consulting fees. (iii) RMB0.8million for FY2025 audit fees.

Other non-operating (expense)/income, net. Other non-operating (expense)/income, net consists of other income, net and financial expenses, net.

Other income, net increased by RMB68.2, or13.3%, from RMB513.0 for the six months ended December 31, 2024 to RMB581.0 for the six months ended December 31, 2025.

Financial expenses, net increased by 145.0%  from finance income of RMB0.3 million for the six months ended December 31, 2024 to finance expense of RMB0.1 million for the six months ended December 31, 2025, which was primarily attributable to exchange loss.

Income taxes expenses. Income tax expenses were RMB0.03 million for the six months ended December 31, 2025, with no tax provision in 2024 due to the operating loss position.

Net loss. As a result of the foregoing, our net loss increased by RMB2.7 million, or 98.9%, from net loss of RMB2.7 million for the six months ended December 31, 2024 to net loss of RMB5.4 million for the six months ended December 31, 2025.

Basic and diluted EPS. Basic and diluted EPS were approximately loss RMB0.16 (US$0.02) per ordinary share for the six months ended December 31, 2025, as compared to loss RMB0.27 per ordinary share for the six months ended December 31, 2024, respectively.

About Star Fashion Culture Holdings Limited

The Company is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Group first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into RMB or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

China:

Star Fashion Culture Holdings Limited

Ms. Zhang Pingting

Tel: +86 13063138565

E-mail: Hira@xmxing-ji.com

STAR FASHION CULTURE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2025	December 31, 2025	December 31, 2025
	(Audited) RMB	(Unaudited) RMB	(Unaudited) US$
Current assets
Cash	468,731	778,567	111,334
Accounts receivable, net	43,779,189	67,382,855	9,635,620
Advance to suppliers, net	25,958,008	46,678,372	6,674,918
Prepaid expenses and other current assets	17,136,656	12,575,591	1,798,286
Total current assets	87,342,584	127,415,385	18,220,158

Non-current asset
Intangible assets, net		2,690,472	384,732
Other non-current assets	-	7,589,534	1,085,289
Total non-current asset	-	10,280,006	1,470,021

TOTAL ASSETS	87,342,584	137,695,391	19,690,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	4,277,000	4,000,000	571,992
Accounts payable	17,145,470	19,714,139	2,819,084
Contract liabilities	2,379,009	3,885,000	555,548
Income tax payable	7,620,910	7,641,435	1,092,711
Accrued expenses and other current liabilities	9,485,660	5,376,136	768,775
Amounts due to related parties	513,513	513,513	73,431
Total current liabilities	41,421,562	41,130,223	5,881,541

TOTAL LIABILITIES	41,421,562	41,130,223	5,881,541

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 12,650,000 and 32,650,000 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively)	906	2,283	327
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30,2025 and December 31, 2025, respectively)	94	94	13
Subscription receivable	(725)	(725)	(100)
Additional paid-in capital	185,821,560	241,849,738	34,584,051
Accumulated deficit	(139,900,813)	(145,286,222)	(20,775,653)
Total shareholders’ equity	45,921,022	96,565,168	13,808,638
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	87,342,584	137,695,391	19,690,179

STAR FASHION CULTURE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended December 31,
	2024	2025	2025
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Statements of Income Data
Revenues	66,897,085	89,048,312	12,733,739
Cost of revenue	(62,144,246)	(81,385,020)	(11,637,903)
Gross profit	4,752,839	7,663,292	1,095,836

Operating expenses
Selling and marketing expenses	(4,819,971)	(2,429,805)	(347,457)
General and administrative expenses	(2,942,026)	(10,449,233)	(1,494,220)
Total operating expenses	(7,761,997)	(12,879,038)	(1,841,677)

Loss from operations	(3,009,157)	(5,215,746)	(745,841)
Other income/(expenses), net
Financial expenses, net	301,335	(135,622)	(19,394)
Other income, net	513	581	83
Total other income/(expenses), net	301,848	(135,041)	(19,311)

Loss before income taxes	(2,707,310)	(5,350,787)	(765,152)
Income tax expenses	-	(34,622)	(4,951)
Net loss	(2,707,310)	(5,385,409)	(770,103)

Total comprehensive loss	(2,707,310)	(5,385,409)	(770,103)

Net loss per share - Basic and diluted	(0.27)	(0.16)	(0.02)

Weighted average shares outstanding used in calculating basic and diluted loss per share	10,000,000	33,297,826	33,297,826

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